UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 3)

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

MOSCOW CABLECOM CORP.

(Name of the Issuer)

MOSCOW CABLECOM CORP.

RENOVA MEDIA ENTERPRISES LTD.

RENOVA INDUSTRIES LTD.

CMCR MANAGEMENT LIMITED

RENOVA HOLDING LTD.

ZAO PR TELECOM

ZAO PRIPACHKIN I DOCH

YURI PRIPACHKIN

COLUMBUS TRUST

VICTOR VEKSELBERG

(Name of Person(s) Filing Statement)

Common Shares, $0.01 Par Value

(Title of Class of Securities)

61945R 100

(CUSIP Number of Class of Securities)

Andrew M. O’Shea

Moscow CableCom Corp.

5 Waterside Crossing

Windsor, CT 06095

Telephone: (860) 298-0444

(Name, address, and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Christopher F. Schultz, Esq.

Porzio, Bromberg & Newman, P.C.

156 West 56th Street

New York, NY 10019

Telephone: (646) 348-6755

Fax: (212) 957-3983

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1934.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$151,712,139.34	$4,657.56

*Calculated solely for the purpose of determining the filing fee. In accordance with Exchange Act Rule 0-11(c)(1), the filing fee was determined by multiplying .0000307 by the sum of (A) the product of 10,608,531 shares of common stock held by persons other than Renova Media Enterprises Ltd. and $12.90 per share, (B) the product of 149,962 shares of Series A preferred stock and $39.40950 per share, (C) the product of 1,068,265 shares of common stock subject to outstanding options and $6.46982 (the difference between $12.90 and the weighted average exercise price per share of such options, $6.43018) and (D) the product of 702,680 shares of common stock subject to outstanding warrants held by persons other than Renova Media Enterprises Ltd. and $2.90414 (the difference between $12.90 and the weighted average exercise price per share of such warrants, $9.99586).

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,657.56

Form or Registration No.:	Schedule 14C—Information Statement

Filing Parties:	Moscow CableCom Corp.

Date Filed:	May 4, 2007

Introduction

This Amendment No. 3 (this “Final Amendment”) amends and supplements the Schedule 13E-3 (the “Schedule 13E-3”) filed on May 4, 2007, as amended by Amendment No. 1 on June 11, 2007 and Amendment No. 2 on June 22, 2007, and is being filed with the Securities and Exchange Commission (the “SEC”) by (1) Moscow CableCom Corp., a Delaware corporation (“MOCC”) and the issuer of the securities which are the subject of the Schedule 13E-3, and (2) the following parties: (a) Renova Media Enterprises Ltd., a Bahamian corporation (“RME”), (b) Renova Industries Ltd., a Bahamian corporation, (c) CMCR Management Limited, a Bahamian corporation, (d) Renova Holding Ltd., a Bahamian corporation, (e) ZAO PR Telecom, a Russian joint stock company, (f) ZAO Pripachkin I Doch, a Russian joint stock company, (g) Yuri Pripachkin, (h)  Columbus Trust, a Cayman Islands trust, and (j) Victor Vekselberg.  Galaxy Merger Sub Corporation, formerly a Delaware corporation (“Galaxy Merger Sub”) that was a party to the transaction that is the subject of the Schedule 13E-3, is not a party to this Final Amendment because it no longer exists as a corporation.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), to report the results of the transaction that is the subject of the Schedule 13E-3. The information reported in the Schedule 13E-3 is hereby incorporated herein by reference in response to all of the items of this Final Amendment, except as otherwise set forth below.

Item 15.	Additional Information (Regulation M-A Item 1011).

(b)	Other Material Information.

Item 15(b) is hereby amended and supplemented as follows:

On July 19, 2007 (the “Closing Date”), the Agreement and Plan of Merger, dated as of February 21, 2007, by and among MOCC, RME and Galaxy Merger Sub was adopted by the written consent of RME, the holder of a majority of the outstanding capital stock of MOCC, and a certificate of merger was filed with the Delaware Secretary of State, pursuant to which Galaxy Merger Sub was merged with and into MOCC, with MOCC continuing as the surviving corporation (the “Merger”).  As a result of the Merger, MOCC became a wholly-owned subsidiary of RME.

In the Merger (a) all of the issued and outstanding shares of MOCC’s common stock, $0.01 par value (the “Common Stock”), other than shares of Common Stock already owned by RME, were converted into the right to receive $12.90 per share in cash (the “Per Share Price”), (b) all of the issued and outstanding shares of MOCC’s Series A Cumulative Convertible Preferred Stock, $0.01 par value (the “Series A Preferred Stock”), were converted into the right to receive $39.4095 per share in cash, the equivalent of the Per Share Price on an as-converted basis based on the conversion ratio in effect on the Closing Date (3.055 shares of Common Stock per one share of Series A Preferred Stock), (c) the holders of each outstanding option to acquire Common Stock received, for each share subject to an option, an amount in cash equal to the excess, if any, of $12.90 over the exercise price of such option, (d) the holders of each outstanding warrant to acquire Common Stock received, for each share subject to a warrant, an amount in cash equal to the excess, if any, of $12.90 over the exercise price of such warrant, and (e) each outstanding MOCC 10 1/2% Convertible Subordinated Debenture due 2007 became convertible, at the election of the holder and in accordance with the terms of the governing indenture, into the right to receive the Per Share Price for each share of Common Stock into which such holder’s debentures were convertible, and MOCC deposited in trust with the trustee under the governing indenture sufficient cash to satisfy MOCC’s remaining obligations with respect to principal and interest on the outstanding debentures through their October 15, 2007 maturity date.

As a result of the Merger, the Common Stock was suspended from trading on the NASDAQ Global Market (“NASDAQ”) as of the close of business on July 20, 2007 and became eligible for delisting from the NASDAQ and termination of registration pursuant to Rule 12g-4 of the Exchange Act.  Accordingly, on July 20, 2007 NASDAQ filed a Notification of Removal From Listing and/or Registration Under Section 12(b) of the Securities Exchange Act of 1934 on Form 25, and MOCC filed a Certification and Notice of Termination of Registration on Form 15 with the SEC, in order to deregister the Common Stock under the Exchange Act.

MOCC issued a press release on July 19, 2007 announcing the completion of the Merger.  A copy of the press release is attached as exhibit 99.1 to the Current Report on Form 8-K filed by MOCC on July 20, 2007.

Item 16.	Exhibits (Regulation M-A Item 1016).

(a)(1)

Definitive Information Statement of Moscow CableCom Corp. on Schedule 14C (the “Information Statement”) filed with the Securities and Exchange Commission on June 22, 2007 (Incorporated by reference to Schedule 14C filed by Moscow CableCom Corp. dated June 22, 2007.)

(a)(2)	Press release, dated July 19, 2007 (Incorporated by reference to the Current Report on Form 8-K filed by the Company on July 20, 2007).

(b)(1)

Amended and Restated Credit Facility Agreement, dated November 3, 2006, Up to US$216,000,000 Credit Facility for Renova Media Enterprises Ltd. from Renova Industries Ltd. and CMCR Management Limited (Incorporated by reference to Amendment No. 6 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on November 6, 2006).

(b)(2)

Deed of Amendment, dated February 13, 2007, between Renova Industries Ltd., CMCR Management Limited and Renova Media Enterprises Ltd. in respect of the Amended and Restated Up To US$216,000,000 Credit Facility Agreement of November 3, 2006 (Incorporated by reference to Amendment No. 9 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on February 22, 2007).

(c)(1)	Opinion of Lazard Frères & Co. LLC, dated February 21, 2007, included as Appendix B of Exhibit (a)(1) hereto (the Information Statement).

(c)(2)	Preliminary Draft Presentation of Lazard & Co., Limited and Lazard Frères & Co. LLC, dated January 16, 2007, to the Special Committee of the Board of Directors of Moscow CableCom Corp.*

(c)(3)	Presentation of Lazard & Co., Limited and Lazard Frères & Co. LLC, dated February 21, 2007, to the Special Committee of the Board of Directors of Moscow CableCom Corp.*

(c)(4)	Presentation by Goldman Sachs (AO) LLC to Renova Media Enterprises Ltd. dated October 17, 2006.*

(d)(1)	Agreement and Plan of Merger by and among Renova Media Enterprises Ltd., Galaxy Merger Sub Corporation and Moscow CableCom Corp., included as Appendix A of the Information Statement.
(d)(2)

Power of Attorney executed by Renova Media Enterprises Ltd., Renova Industries Ltd., Renova Holdings Ltd., Columbus Trust on March 29, 2007 and by Victor Vekselberg on April 6, 2006, authorizing Vladimir Kuznetsov, Evgenia Loewe and Andrey Osipov to sign this Schedule 13E-3 and any amendments hereto on their behalf (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd., Renova Industries Ltd., CMCR Management Limited, Renova Holding Ltd., ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin, Columbus Trust and Victor Vekselberg filed on April 24, 2007).

(d)(3)

Power of Attorney dated April 20, 2007, signed by CMCR Management Limited, ZAO PR Telecom, ZAO Pripachkin I Doch and Yuri Pripachkin, authorizing Anna Derkach and Yana Davydkina to sign this Schedule 13e-3 and any amendments hereto on their behalf (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd., Renova Industries Ltd., CMCR Management Limited, Renova Holding Ltd., ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin, Columbus Trust and Victor Vekselberg filed on April 24, 2007).

(d)(4)

Shareholders Agreement, dated as of August 26, 2004, between Moskovskaya Telecommunikatsionnaya Corporatsiya and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on September 23, 2004).

(d)(5)

Amendment No. 1 to the Shareholders Agreement, dated as of December 1, 2004 (Incorporated by reference to Amendment No. 1 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(6)

Amendment No. 2 to the Shareholders Agreement, dated as of December 30, 2004 (Incorporated by reference to Amendment No. 2 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(7)

Termination Agreement between Renova Media Enterprises Ltd. and Moskovskaya Telecommunikatsionnaya Corporatsiya, dated April 17, 2007 (Incorporated by reference to Amendment No. 10 to Schedule 13D filed jointly by Renova Media Enterprises Ltd., Renova Industries Ltd., CMCR Management Limited, Renova Holding Ltd., ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin, Columbus Trust and Victor Vekselberg filed on April 24, 2007).

(d)(8)

Amended and Restated Shareholders Agreement In Respect of Renova Media Enterprises, Ltd. between Renova Industries Ltd., CMCR Management Limited and Renova Media Enterprises Ltd., dated October 20, 2006 (Incorporated by reference to Amendment No. 10 to Schedule 13D filed jointly by Renova Media Enterprises Ltd., Renova Industries Ltd., CMCR Management Limited, Renova Holding Ltd., ZAO PR Telecom, ZAO Pripachkin I Doch, Yuri Pripachkin, Columbus Trust and Victor Vekselberg filed on April 24, 2007).

(d)(9)

Letter Agreement between Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) and Oliver R. Grace, Jr., dated August 26, 2004 (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on September 23, 2004).

(d)(10)

Letter Agreement between Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) and James J. Pinto, dated August 26, 2004 (Incorporated by reference to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on September 23, 2004).

(d)(11)

Irrevocable Proxy and Power of Attorney dated as of December 1, 2004, by and among Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.), Oliver R. Grace, The Anglo American Security Fund, L.P. and Francis E. Baker (Incorporated by reference to Amendment No. 1 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(12)

Irrevocable Proxy and Power of Attorney between Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) and Field Nominees Limited (Incorporated by reference to Amendment No. 1 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(13)

Form of Irrevocable Proxy and Power of Attorney between Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) and each of the stockholders of Moscow CableCom Corp. set forth in Annex A to Exhibit (d)(9) (Incorporated by reference to Amendment No. 1 to Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on January 18, 2005).

(d)(14)

$28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.) (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on August 31, 2004).

(d)(15)

Amendment No. 1 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated January 13, 2005 (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 13, 2005).

(d)(16)

Amendment No. 2 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated January 11, 2006 (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 12, 2006).

(d)(17)

Amendment No. 3 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated May 5, 2006 (Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 of Moscow CableCom Corp.).

(d)(18)

Amendment No. 4 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated September 21, 2006 (Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 of Moscow CableCom Corp.).

(d)(19)

Amendment No. 5 to $28 Million Facility Agreement, dated August 26, 2004, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance LTD (formerly known as Columbus Nova DF Ltd.), dated February 21, 2007 (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on February 23, 2007).

(d)(20)

Bridge Facility Agreement, dated February 21, 2007, by and between Moscow CableCom Corp., ZAO ComCor-TV and RME Finance Ltd. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on February 23, 2007).

(d)(21)

Continuing Unconditional Guaranty, dated February 21, 2007, by Moscow CableCom Corporation (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on February 23, 2007).

(d)(22)

Warrant Agreement dated as of January 13, 2005 by and between Moscow CableCom Corp. and Columbus Nova Investments VIII Ltd. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 18, 2005).

(d)(23)

Registration Rights Agreement made and entered into as of January 13, 2005 by and between Moscow CableCom Corp. and Columbus Nova Investments VIII Ltd. (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on January 18, 2005).

(d)(24)

Form of Warrant Agreement between Moscow CableCom Corp. and warrant holders dated May 18, 2006 (Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2006 of Moscow CableCom Corp.).

(d)(25)

Registration Rights Agreement, dated May 18, 2006, by and between Moscow CableCom Corp. and the investors listed therein (Incorporated by reference to Amendment No. 5 to the Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on October 16, 2006).

(d)(26)

Form of Warrant Agreement between Moscow CableCom Corp. and warrant holders dated September 21, 2006 (Incorporated by reference to the Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006 of Moscow CableCom Corp.).

(d)(27)

Registration Rights Agreement, dated September 21, 2006, by and between Moscow CableCom Corp. and the investors listed therein (Incorporated by reference to Amendment No. 5 to the Schedule 13D filed jointly by Renova Media Enterprises Ltd. and Victor Vekselberg on October 16, 2006).

(d)(28)

Series B Convertible Preferred Stock Subscription Agreement dated August 26, 2004 by and between Moscow CableCom Corp. and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on August 31, 2004.)

(d)(29)

Amendment No. 1 to the Series B Convertible Preferred Stock Subscription Agreement dated as of December 31, 2004 by and between Moscow CableCom Corp. and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) (Incorporated by reference to the Current Report on Form 8-K filed on January 8, 2005.)

(d)(30)

Amendment No. 2 to the Series B Convertible Preferred Stock Subscription Agreement dated as of May 5, 2006 by and between Moscow CableCom Corp. and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd.) (Incorporated by reference to the Registrant’s Quarterly Report on Form 10-Q for the Quarterly period ended June 30, 2006.)

(d)(31)

Amendment No. 3 to the Series B Convertible Preferred Stock Subscription Agreement dated as of September 21, 2006 by and between Moscow CableCom Corp. and Renova Media Enterprises Ltd. (formerly known as Columbus Nova Investments VIII Ltd. (Incorporated by reference to Exhibit 10.5 to the Registrant’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006.)

(d)(32)

Stock Subscription Agreement between Moscow CableCom Corp. (formerly known as Andersen Group, Inc.) and Moskovskaya Telecommunikatsionnaya Corporatsiya (Incorporated by reference to the Current Report on Form 8-K of Moscow CableCom Corp. filed on May 29, 2003.)

(d)(33)

Amendment to the Stock Subscription Agreement between Moscow CableCom Corp. (formerly known as Andersen Group, Inc.) and Moskovskaya Telecommunikatsionnaya Corporatsiya (Incorporated by reference to Definitive Proxy Statement for Special Meeting of Stockholders of Moscow CableCom Corp. filed on December 3, 2004).

(d)(34)

Form of Registration Rights Agreement among Moscow CableCom Corp. (formerly known as Andersen Group, Inc.) and Moskovskaya Telecommunicatsionnaya Corporatsiya, dated February 23, 2004 (Incorporated by reference to Definitive Proxy Statement for Special Meeting of Stockholders of Moscow CableCom Corp. filed on December 3, 2004).

(d)(35)

Interconnection Agreement dated as of December 30, 2004 between Moscow Telecomunications Corporation and ZAO ComCor-TV (Incorporated by reference to Exhibit 99.1 to the Registrant’s Current Report on Form 8-K filed on March 7, 2005).

(d)(36)

Framework Agreement dated as of December 30, 2004 between Moscow Telecommunications Corporation and ZAO ComCor-TV (Incorporated by reference to Exhibit 99.2 to the Registrant’s Current Report on Form 8-K filed on March 7, 2005).

(d)(37)

Annex A - Rules of Cooperation dated as of December 30, 2004 between Moscow Telecommunications Corporation and ZAO ComCor-TV (Incorporated by reference to Exhibit 99.3 to the Registrant’s Current Report on Form 8-K filed on March 7, 2005).

(d)(38)

Renova Media Enterprises Ltd. Commitment Letter dated April 17, 2007 (Incorporated by reference to Exhibit 10.34 to the Annual Report of Moscow CableCom Corp. for the year ended December 31, 2006 filed on May 4, 2007).

(d)(39)

Renova Industries Ltd. Guarantee of Renova Media Enterprises Ltd. Commitment Letter dated April 17, 2007 (Incorporated by reference to Exhibit 10.35 to the Annual Report of Moscow CableCom Corp. for the year ended December 31, 2006 filed on May 4, 2007).

(d)(40)	Renova Media Enterprises Ltd. Commitment Letter dated May 22, 2007. **

(d)(41)	Renova Industries Ltd. Guarantee of Renova Media Enterprises, Ltd. Commitment Letter dated May 22, 2007. **

(d)(42)	Renova Media Enterprises Ltd. Commitment Letter dated November 10, 2006. **

(d)(43)	Renova U.S. Holdings Ltd. Guarantee of Renova Media Enterprises Ltd. Commitment Letter dated November 10, 2006. **

(d)(44)	Consent of RME Finance Ltd. dated June 7, 2007. **

(d)(45)	Waiver dated as of June 21, 2007, executed by Renova Media Enterprises Ltd., Galaxy Merger Sub Corporation and Moscow CableCom Corp.***

(f)(1)	Statement of Appraisal Rights, included as Appendix C of Exhibit (a)(1) hereto (the Information Statement).

*     Filed as an exhibit to the initial Schedule 13E-3 on May 4, 2007.

**   Filed as an exhibit to Amendment No. 1 to the Schedule 13E-3 on June 11, 2007.

*** Filed as an exhibit to Amendment No. 2 to the Schedule 13E-3 on June 22, 2007.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 31, 2007	MOSCOW CABLECOM CORP.

	By:	/s/ Vladimir Serdiuk
Name: Vladimir Serdiuk
Title: Chairman

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 31, 2007	RENOVA MEDIA ENTERPRISES LTD.

	By:	/s/ Evgenia Loewe
Name: Evgenia Loewe
Title: Attorney-in-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 31, 2007	RENOVA INDUSTRIES LTD.

	By:	/s/ Evgenia Loewe
Name: Evgenia Loewe
Title: Attorney-in-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 31, 2007	CMCR MANAGEMENT LIMITED

	By:	/s/ Yana Davydkina
Name: Yana Davydkina
Title: Attorney-in-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 31, 2007	RENOVA HOLDING LTD.

	Byy:	/s/ Evgenia Loewe
Name: Evgenia Loewe
Title: Attorney-in-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 31, 2007	ZAO PR TELECOM

	By:	/s/ Yana Davydkina
Name: Yana Davydkina
Title: Attorney-in-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 31, 2007	ZAO PRIPACHKIN I Doch

	By:	/s/ Yana Davydkina
Name: Yana Davydkina
Title: Attorney-in-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 31, 2007	YURI PRIPACHKIN

	By:	/s/ Yana Davydkina
Name: Yana Davydkina
Title: Attorney-in-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 31, 2007	COLUMBUS TRUST
By: TZ Columbus Services Limited, Trustee

	By:	/s/ Evgenia Loewe
Name: Evgenia Loewe
Title: Attorney-In-Fact

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated: August 31, 2007	VICTOR VEKSELBERG

	By:	/s/ Evgenia Loewe
Name: Evgenia Loewe
Title: Attorney-in-Fact

EXHIBIT INDEX

(a)(2)

Press release, dated July 19, 2007 (Incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 20, 2007).